Exhibit 7.	Report of Condition of the Trustee.

Consolidated Report of Condition of	J.P. Morgan Trust Company, N.A., (formerly Chase Manhattan Bank and Trust Company, N.A.)

(Legal Title)

Located at	1800 Century Park East, Ste. 400	Los Angeles,	CA	90067

	(Street)	(City)	(State)	(Zip)

as of close of business on	September 30, 2004

J. P. Morgan Trust Company, National Association

Statement of Condition

September 30, 2004

in thousands
Assets

Cash and Due From Banks	$28,672

Securities	145,134

Loans and Leases	110,847

Premises and Fixed Assets	11,202

Intangible Assets	384,284

Goodwill	201,011

Other Assets	45,941

Total Assets	$927,091

Liabilities

Deposits	$94,426

Other Liabilities	55,575

Total Liabilities	150,001

Equity Capital

Common Stock	600

Surplus	701,587

Retained Earnings	74,903

Total Equity Capital	777,090

Total Liabilities and Equity Capital	$927,091